UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Tier Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88650Q100

(CUSIP Number)

Michael R. Murphy
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,109,667

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,109,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,109,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,459,404

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,459,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,459,404

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,459,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,459,404

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,459,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Tier Technologies, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 11130 Sunrise Valley Drive, Suite 300, Reston Virginia 20191.  This Amendment No. 10 amends and supplements, as set forth below, the information contained in items 1, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on May 12, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 20, 2008, Amendment No. 2 thereto filed by the Reporting Persons on September 9, 2008, Amendment No. 3 thereto filed by the Reporting Persons on October 20, 2008, Amendment No. 4 thereto filed by the Reporting Persons on November 17, 2008, Amendment No. 5 thereto filed by the Reporting Persons on December 4, 2008, Amendment No. 6 thereto filed by the Reporting Persons on March 12, 2009, Amendment No. 7 thereto filed by the Reporting Persons on January 7, 2010, Amendment No. 8 thereto filed by the Reporting Persons on March 2, 2010 and Amendment No. 9 thereto filed by the Reporting Persons on September 8, 2010 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 10, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 10.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the seventeenth paragraph thereof:

By a letter dated November 2, 2010, Discovery Equity Partners has submitted to the Company a shareholder proposal under Securities and Exchange Commission Rule 14a-8 for inclusion in the Company’s proxy statement for the Company’s 2011 Annual Meeting of Stockholders.  The text of the proposal is as follows:

Stockholder Proposal:

RESOLVED, that the stockholders of Tier Technologies, Inc. (“Tier”) recommend that the Board of Directors of Tier return a portion of Tier’s excess cash to stockholders by undertaking a Dutch Auction Tender Offer to repurchase $40 million of common stock.

Supporting Statement:

Discovery Equity Partners, LP (“Discovery”) is the holder of 2,109,667 Tier common shares, or 11.6% of the outstanding stock, and is Tier’s largest stockholder.  Discovery believes that Tier should immediately return to stockholders $40 million of Tier’s available cash through a Dutch Auction Tender Offer for the following reasons:

The current cash balance of over $60 million far exceeds the amount necessary to run the business. In 2011 Tier will likely generate free cash flow, with another year of positive EBITDA and limited capital expenditure requirements.  It is prudent to maintain a reasonable cash balance of $20 million in order to demonstrate financial strength to customers, provide for requisite technology expenditures, and weather extraordinary business pressures. However, continuing to hoard cash beyond that amount contradicts management’s confidence in the business, shows a disregard for optimizing value, and creates an unnecessary drag on Tier’s return on equity.

Stockpiling cash for acquisitions is destructive of shareholder value. In 2009 Tier finally completed the divestiture of several non-core businesses that were amassed through acquisitions.  In 2010, the Company disclosed the difficulty it has been having integrating an acquisition from early 2009.  In addition, the new management team is appropriately focused on growing the existing business and streamlining operations.  Any acquisition will only distract from the important tasks at hand.

The repurchase of shares will greatly enhance value for all shareholders. The partial return of excess capital by Tier is a smart financial move. A Dutch Auction share repurchase will provide an efficient and orderly mechanism for those stockholders seeking liquidity for their investment.  Meanwhile, stockholders who choose to maintain some or all of their investment in Tier will have an investment in a company with an appropriate capital structure and an improved potential return on equity.

Open market purchases have proven inadequate. In January 2009, Tier’s Board authorized a $15 million open market stock repurchase plan (later increased to $20 million). That program has allowed Tier to repurchase only $12.3 million worth of shares during the 18 month period ending June 30, 2010.  Tier’s concentrated shareholder base and limited trading liquidity prevent open market purchases from being a suitable alternative for promptly distributing Tier’s large excess cash balance to all interested stockholders.

An appropriate capital structure will facilitate the market’s understanding of Tier.  Tier’s excessive cash balance prevents investors from understanding Tier’s true inherent value. Tier’s $5.63 share price on November 1, 2010 represents $3.30 in cash and $2.33 of going concern value.  Until the Board deals with this extreme stockpile of excess cash, Tier’s current and prospective shareholders, analysts, and others will find the company too difficult to properly value.

Discovery recommends that you vote FOR this Proposal.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 18,150,965 shares of Common Stock reported outstanding as of July 31, 2010 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended June 30, 2010.

Discovery Equity Partners beneficially owns 2,109,667 shares of Common Stock as of November 1, 2010, which represents 11.6% of the outstanding Common Stock.

Discovery Group beneficially owns 2,459,404 shares of Common Stock as of November 1, 2010, which represents 13.5% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 2,459,404 shares of Common Stock as of November 1, 2010, which represents 13.5% of the outstanding Common Stock.

Mr. Murphy beneficially owns 2,459,404 shares of Common Stock as of November 1, 2010, which represents 13.5% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

There have been no transactions in Common Stock effected by the Reporting Persons during the past 60 days.
No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 10 included as Exhibit 1 to this Amendment No. 10, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 10.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of November 2, 2010, by and among Discovery Equity Partners, Discovery Group, Daniel J. Donoghue, and Michael R. Murphy.
Exhibit 2: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.
Exhibit 3: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2010
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1:	Joint Filing Agreement dated as of November 2, 2010, by and among Discovery Equity Partners, Discovery Group, Daniel J. Donoghue, and Michael R. Murphy.

Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.